Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
(in thousands)

	Year Ended December 31,				Three Months Ended
	2010	2011	2012	2013	March 31, 2014
Earnings:
Pretax loss	$(25,457)	$(25,589)	$(4,406)	$(36,445)	$(10,380)
Add fixed charges	409	419	828	1,460	266
Total earnings	(25,048)	(25,170)	(3,578)	(34,985)	(10,114)
Fixed charges:
Interest expensed, including amortization of debt discount and deferred financing costs	218	237	676	1,344	243
Estimated interest component of rent expense	191	182	152	116	23
Total fixed charges	409	419	828	1,460	266
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(25,457)	$(25,589)	$(4,406)	$(36,445)	$(10,380)